File No. 2311-4
April 27, 2007
John Reynolds
Assistant Director
United States Securities and Exchange Commission
Office of Emerging Growth Companies
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	General Finance Corporation Amendment No. 5 to Preliminary Proxy Statement on Schedule 14A Filed March 30, 2007 File No. 001-32845
Dear Mr. Reynolds:
     Concurrently with the delivery of this letter, our client, General Finance Corporation, is filing via EDGAR Amendment No. 6 to Schedule 14A setting forth its amended preliminary Proxy Statement reflecting the changes made in response to the Staff’s comments set forth in your letter dated April 19, 2007. In response to comment 8 of your letter, supplementally, please be advised that the following third-party consents that have been obtained in satisfaction of the related condition to the closing of the Royal Wolf acquisition:
       1. Australian Government (Foreign Investment Review Board) — September 29, 2006.
       2. New Zealand Banking Group (ANZ) — March 29, 2007.
       3. Triton Container International Limited — March 28, 2007.
       4. Triton CSA International — March 30, 2007.
       5. GPF No. 3 Pty Ltd — March 2, 2007.
       6. Tyne Container Services Pty Ltd — November 2, 2006.
       7. Trutek Administration Pty Limited — November 2, 2006.
       8. Strang International Pty Ltd — November 2, 2006.
       9. P&V Industries Pty Ltd — November 2, 2006.
     10. MPM Leasing — November 2, 2006.

John Reynolds
April 27, 2007

     11. James Matra Pty Ltd — November 2, 2006.
     12. Chan Ling Lam — November 2, 2006.
     The foregoing represent all of the third-party consents required to complete the Royal Wolf acquisition.
     Please address any questions and comments regarding the foregoing to me at our address set forth above or at (310) 789-1259.

Very truly yours,
/s/ Dale E. Short

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